Exhibit A

Husky Energy Announces 2014 Fourth Quarter Dividend

Calgary, Alberta (February 12, 2015) – The Board of Directors of Husky Energy has declared a quarterly dividend of $0.30 (Canadian) per share on its common shares for the three-month period ended December 31, 2014. The dividend will be payable on April 1, 2015 to shareholders of record at the close of business on March 13, 2015.

A regular quarterly dividend payment on the 4.45 percent Cumulative Redeemable Preferred Shares, Series 1 (the “Series 1 Preferred Shares”) will be paid for the period January 1, 2015 to March 31, 2015. The dividend of $0.27813 per Series 1 Preferred Share will be payable on March 31, 2015 to holders of record at the close of business on March 13, 2015.

The initial quarterly dividend payment on the 4.50 percent Cumulative Redeemable Preferred Shares, Series 3 (the “Series 3 Preferred Shares”) will be paid for the period December 9, 2014 to March 31, 2015. The dividend of $0.34521 per Series 3 Preferred Share will be payable on March 31, 2015 to holders of record at the close of business on March 13, 2015.

For those holders of common shares who have not already done so and would like to accept to receive dividends in the form of common shares, they should inform Husky’s transfer agent, Computershare, via written notice in prescribed form on or before March 5, 2015. A link to an electronic copy of the Stock Dividend Confirmation Notice is available at www.investorcentre.com/husky

Husky Energy is one of Canada’s largest integrated energy companies. It is headquartered in Calgary, Alberta, Canada and its common shares are publicly traded on the Toronto Stock Exchange under the symbol HSE. More information is available at www.huskyenergy.com

For further information, please contact:

Investor Inquiries:	Media Inquiries:

Dan Cuthbertson	Mel Duvall
Manager, Investor Relations	Manager, Media & Issues
Husky Energy Inc.	Husky Energy Inc.
403-523-2395	403-513-7602